Exhibit 1.01
Aerojet Rocketdyne Holdings, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014
Unless otherwise indicated or required by the context the terms “we,” “our,” and “us” refer to Aerojet Rocketdyne Holdings, Inc.
This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

1.Pursuant to the Rule, this report is not subject to an independent private sector audit.
Company Overview
Aerojet Rocketdyne Holdings, Inc. (the “Company”) is a manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the re-zoning, entitlement, sale, and leasing of the Company’s excess real estate assets. The Company’s continuing operations are organized into two segments:
Aerospace and Defense — includes the operations of the Company’s wholly-owned subsidiary Aerojet Rocketdyne, Inc. (“Aerojet Rocketdyne”), a leading technology-based designer, developer and manufacturer of aerospace and defense products and systems for the U.S. government, including the Department of Defense, the National Aeronautics and Space Administration, major aerospace and defense prime contractors as well as portions of the commercial sector. Aerojet Rocketdyne is a world-recognized engineering and manufacturing company that specializes in the development and production of propulsion systems for defense and space applications, armament systems for precision tactical systems and munitions, and is considered a domestic market leader in launch propulsion, in-space propulsion, missile defense propulsion, tactical missile propulsion and hypersonic propulsion systems. It is possible that Aerojet Rocketdyne business activities may result in the use of conflict minerals (as defined in Section 1, Item 1.01 (d)(3) of Form SD) that originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, referred to as the “Covered Countries”) in the production of its products.
Real Estate — includes the activities of the Company’s wholly-owned subsidiary Easton Development Company, LLC related to the re-zoning, entitlement, sale, and leasing of the Company’s excess real estate assets. The Company owns approximately 12,000 acres of land adjacent to U.S. Highway 50 between Rancho Cordova and Folsom, California East of Sacramento. The Company’s real estate activities do not result in the use of Conflict Minerals in any form.
Supply Chain
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers.
The Company included suppliers in our 3TG due diligence that were determined to directly support the Company’s products. We surveyed the Company’s direct suppliers that represented our 2014 direct expenditures for material that supported our products. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many of our peer companies are approaching the Rule. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers downstream from our direct suppliers.
In accordance with the Organisation for Economic Co-operation and Development (“OECD”) Guidance and the Rule, this report is available on our website at http://ir.aerojetrocketdyne.com/sec.cfm.
Conflict Minerals Policy
Aerojet Rocketdyne’s Conflict Minerals policy can be found at the following internet website at http://www.rocket.com/supp/policies.

2. Due Diligence Process
2.1    Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in The OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition 2013 (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten (3TG).
2.2     Management Systems
As described above, Aerojet Rocketdyne has adopted a policy which is posted on our website at http://www.rocket.com/supp/policies.
Internal Team
The Company has established a compliance and management reporting system for conflict minerals. Our management system is sponsored by the Vice President, Chief Financial Officer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer) and Vice President, Supply Chain Material Management, as well as a team of subject matter experts from relevant functions in Supply Chain Management. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Director, Supply Chain Compliance who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.
Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the Aerospace and Defense Industry. We implemented a supply chain system of controls and transparency through the use of due diligence tools created by the Conflict-Free Sourcing Initiative (“CFSI”), which includes the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in our products. Additionally, the Company contracted with Source Intelligence (“SI”) which delivers supply chain intelligence and supplier data collection and analysis services that support regulatory compliance, sustainability and social responsibility initiatives. SI was utilized extensively to gather 3TG supplier data for the Company.
Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all of our employees, our Suppliers Code of Conduct, and a supplier conflict minerals contract clause incorporated in all contracts.
2.3    Reasonable Country Of Origin Inquiry (“RCOI”)
The Company’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in Company products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary conflict minerals was conducting a supply chain survey with direct suppliers using the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template, which we refer to as the EICC-GeSI form.
To complete the RCOI required by the Rule, SI engaged the Company’s suppliers to collect information about the presence and sourcing of 3TG used in the products and components supplied to the Company. The SI program utilized the Conflict-Free Sourcing Initiative’s CMRT. Suppliers were offered two options to submit the required information, either by uploading the CMRT or by completing an online survey version of this template directly in the SI platform.
2.4    Supplier Engagement
The Company provided SI with at least one method of contact for each Tier 1 supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address). Email was the preferred method of communication. The RCOI began with an introduction email from Aerojet Rocketdyne to suppliers describing the Conflict Minerals Compliance Program (“CMCP”) requirements and identifying SI as a partner in the process. Following that introduction email, SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.
In an effort to increase awareness of the CMCP, supporting regulation, and frequently asked questions concerning 3TG mineral tracing, our suppliers were directed to the SI Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com) in the initial registration email.
Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version.

Where a supplier was unable to provide a CMRT, SI requested information on its suppliers of products or components which may require 3TG for their production or functionality. These Tier 2 suppliers, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above. When contact information was provided, Tier 2 and beyond suppliers were contacted up to two times via email or phone in order to build a chain-of-custody back to the 3TG SOR. Every effort was made to address and meet the concerns of suppliers regarding their need to maintain the confidentiality of their data. In order to address this concern, SI executed non-disclosure agreements with the Company suppliers when requested.
2.5    RCOI Results
As a downstream purchaser of potential conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely, to a large extent, on information collected and provided by independent third party audit programs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.
Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.
A total of 1,068 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process conducted by SI. The response rate among these suppliers was 52%. Of these responding suppliers, 33% indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to us. Based on SI smelter/refiner database there was an indication of DRC sourcing for 36 out of 177 verified smelters/refiners.
2.6    Due Diligence Process
For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation is needed to determine the source and chain-of-custody of the regulated metals. SI relies on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. If the SOR is not certified by these internationally-recognized schemes, SI attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made by SI to SORs to gather information on mine country of origin and sourcing practices. SI also assigns red flags to SORs where there is evidence of sourcing from an OECD country, or evidence of sourcing from countries which are unknown reserves for a 3TG.
3. Steps To Be Taken To Mitigate Risk Through Enhanced Due Diligence Efforts
The Company intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in its products could benefit armed groups in the Covered Countries:

•	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Continue engagement with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses.

•
Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

•	Define and improve best practices and build leverage over its supply chain in accordance with the OECD Guidance.